SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Act of 1934

For the month of February, 2005

of Chile, Bank
(Translation of Registrant's name into English)

Chile
(Jurisdiction of incorporation or organization)

Ahumada 251
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b): 82- ____.)

2004 Fourth Quarter and Year End Results

Santiago, Chile, February 3, 2005 Banco de Chile (NYSE: BCH) , a Chilean full service financial institution, market leader in a wide variety of credit and non credit products and services which cross all segments of the Chilean financial market, announced results for the fourth quarter and year ended December 31, 2004.
FINANCIAL HIGHLIGHTS

  The Bank has achieved a record net income of Ch$ 152,628 million for 2004, an increase of 14.1% compared to 2003. As a consequence, net income per share rose to Ch$2.30 in 2004 from Ch$1.97 in 2003.

  ROAE of 23.6% for the year ended December 31, 2004 highly exceeded the system’s 15.3%, reflecting the Bank’s successful performance during the period.

  Fee income increased almost 30% during year 2004, reaching a record high 52.8% ratio of fees over operating expenses as of December 2004.

  The Bank’s loan portfolio grew by 7.4% over the last twelve-months, while past due loans ratio improved significantly to 1.23% at the end of 2004.

Selected Financial Data	2003	2004	% Change 2004/2003	4Q03	4Q04	% Change 4Q04/4Q03
Income Statement (Millions, Chilean pesos)
Net Financial Income	323,420	346,132	7.0%	80,835	93,589	15.8%
Income from Services	98,251	126,842	29.1%	27,164	35,132	29.3%
Gains on Sales of Financial Instruments	5,463	(3,151)	-	(3,932)	(7,363)	87.3%

Operating Revenues	427,134	469,823	10.0%	104,067	121,358	16.6%
Provisions for Loan Losses	(61,612)	(73,512)	19.3%	(17,233)	(20,915)	21.4%
Total Operating Expenses	(227,557)	(240,302)	5.6%	(60,427)	(69,847)	15.6%
Net Income	133,817	152,628	14.1%	28,231	30,970	9.7%

Earnings per Share (Chilean pesos)
Net incom e per Share	1.97	2.30	16.8%	0.41	0.47	14.6%
Book value per Share	10.48	10.16	(3.1)%	10.48	10.16	(3.1)%

Balance Sheet (Millions, Chilean pesos)
Loan Portfolio	6,411,793	6,888,911	7.4%	6,411,793	6,888,911	7.4%
Total Assets	9,481,150	9,649,203	1.8%	9,481,150	9,649,203	1.8%
Shareholders' Equity	713,068	674,533	(5.4)%	713,068	674,533	(5.4)%

Profitability
ROAA	1.45%	1.59%	1.19%	1.26%
ROAE	20.0%	23.6%	16.0%	18.7%
Net Financial Margin	3.9%	4.0%	3.9%	4.3%
Efficiency ratio	53.3%	51.2%	58.1%	57.6%
Asset Quality
Past Due Loans /Total Loans	1.69%	1.23%	1.69%	1.23%
Allowances / Total Loans	2.87%	2.23%	2.87%	2.23%
Allowances / Past Due Loans	170.1%	181.6%	170.1%	181.6%
Capital Adequacy
Total Capital/Risk Adjusted Assets	13.2%	11.7%	13.2%	11.7%

2004 Fourth Quarter and Year End Results

2004 Highlights

The Bank

  Banco de Chile obtained the highest profitability ratio among all the system’s participants in terms of return on capital. The Bank’s outstanding performance during 2004 was reflected by its ROAE, figure which reached 23.6% as of December 31, 2004 compared to 15.3% of the system.

  Loan portfolio. As of December 31, 2004, the Bank’s loan portfolio, net of interbank loans, totaled Ch$6,873,713 million, representing an annual and quarterly expansion of 7.4% and 3.4%, respectively. On the same date, the Bank reached a 17.8% market share.

  Banco de Chile’s Board of Directors. On November 25, 2004, Mr. Manuel Sobral F. submitted his resignation as a board member. Mr. Thomas Fürst F. was appointed as the new director until the next General Shareholders’ meeting.

  Anticipated collective bargaining agreement. Last December, representatives of the Bank’s management and worker unions’ leaders signed in advance new collective bargaining agreements that will be in force during the next four years ending December 31, 2008. These agreements implied a one-time cost of Ch$3,920 million charged against the 2004 net income. The anticipation of such agreements import multiple benefits, as they provide a stable labor platform and speak of smooth relations between the institution and its work force.

  Regulatory matters in US branches. On January 21 st 2005, the Bank informed the markets that the Office of the Comptroller of the Currency was conducting a targeted examination of New York Branch to determine the Bank's compliance with U.S Bank Secrecy Act and anti-money laundering requirements with respect to certain accounts of that Branch and, simultaneously, the Federal Reserve Bank of Atlanta was conducting a similar review with respect to certain accounts of the Miami Branch. The bank said that the ongoing examinations are likely to result in supervisory actions, although the nature and extent of such actions cannot yet be determined. See page 12.

  Banco de Chile signed an agreement to expand its business to Asian markets. In December, the Bank initiated a cooperative agreement with Standard Chartered Bank (Hong Kong), one of Asia’s banks with the largest presence. This agreement will allow the Banco de Chile to offer direct trade services to its clients, through its recently incorporated subsidiary Banchile Trade Services Limited. This entity will act as the Bank’s trade finance entity in markets such as China, Hong Kong, Taiwan and South Korea.

  Subsidiaries’ outstanding performance. Banco de Chile’s subsidiaries recorded strong growth in their contribution to the consolidated net income, achieving 15.5% of total results for the year 2004, as a consequence of a 26.2% increase in their overall net profits. Principal contributors were the General Administrator of Funds and the Stock Brokerage companies, which continue to be market leaders, both with approximately 27% average market share, in terms of funds under management and stock transactions, respectively.

  International recognition. During 4Q04, Banco de Chile received two important international recognitions for its outstanding overall performance on 2004. The Bank was awarded “Best Foreign Exchange Bank” in Chile by “Global Finance” and honored by “America Economía”, as “Best Bank in Chile” and “Second Best Bank in Latin America”.

  Banchile new investment banking business unit. The Stock Brokerage subsidiary created a new business unit called “Investment Banking” which will broaden corporate services through different lines of businesses such as structured financing, stock offerings, mergers and acquisitions, project financing and investment fund developments.

  Banchile Financial Advisory subsidiary participated in an important acquisition transaction. The Financial Advisory subsidiary advised and represented the selling side in the sale of the 14 supermarket stores named Montecarlo for an amount of approximately US$78.5 million to Cencosud S.A., a retail holding company, leader in the Chilean supermarket industry.

  Successful completion of the Neos Plan first phases. During the year 2004 the Bank concluded, as scheduled, the initial phases of its Neos Plan. These stages consisted of the implementation of: an Enterprise Resource Planning (ERP) system in its administration modules; a CRM Customer Relationship Management, which in its first stage will manage client service requirements and global client information; and a new accounting system solution that will be put in place in several phases until 2006, as part of the Core Banking Cube GL solution.

2004 Fourth Quarter and Year End Results

Financial System Highlights

  The Chilean financial system’s net income rose by 5.2%, to Ch$665,176 million during 2004, compared to 2003. This resulted in a system’s ROAE of 15.3%, representing a 40 basis point increase relative to last year’s ROAE.

  Higher net profits were mainly explained by increased net operating revenue, which more than offset higher operating expenses and provisions for loan losses. The Chilean financial system performed well during 2004 in a context of a positive economic scenario with improved expectations amongst various sectors.

  Total loan portfolio, net of interbank loans, as of December 31, 2004, totaled US$66,715 million, an annual and quarterly expansion of 11.0% and 2.7%, respectively, principally influenced by a stronger economy and a subsequent higher demand for financing.

  The annual loan growth was mainly fostered by lease contracts which grew by 24% and by residential mortgage loans and consumer credits which expanded by 19% and 17%, respectively. It is worth mentioning that foreign trade loans, including letters of credits, were also particularly dynamic during 2004 reaching an annual expansion of 14%. At the same time, past due loans as percentage of total loans continued its decreasing trend reaching a healthy 1.20% at December 31, 2004.

2004 Fourth Quarter and Year End Results

Banco Chile 2004 Fourth-Quarter and Year end Consolidated Results

NET INCOME

The Bank achieved record consolidated net income of Ch$152,628 million during 2004, an increase of 14.1% compared to the previous year, primarily as a result of a 29% increase in fee income and a rise of 7% in net financial income.

Return on average assets (ROAA) and return on average shareholders’ equity (ROAE) were 1.59% and 23.6%, respectively, for the year 2004, which compared favorably with the previous year figures of 1.45% and 20.0%, respectively.

Bank, Subsidiaries and Foreign Branches' Net Income
(in millions of Chilean pesos)	2003	2004	% Change 2004/2003	4Q03	4Q04	% Change 4Q04/4Q03
Bank	103,400	125,179	21.1%	21,917	24,042	9.7%
Foreign Branches	11,680	3,794	(67.5)%	587	387	(34.1)%
Stock Brokerage	9,235	9,803	6.2%	2,745	3,068	11.8%
Gral Adm. of Funds	5,911	9,081	53.6%	1,857	2,494	34.3%
Insurance Brokerage	736	671	(8.8)%	202	20	(90.1)%
Financial Advisory	802	1,756	119.0%	45	431	857.8%
Factoring	1,959	2,109	7.7%	581	420	(27.7)%
Securitization	27	59	118.5%	85	26	(69.4)%
Promarket	(74)	46	(162.2)%	37	19	(48.6)%
Socofin	141	137	(2.8)%	175	70	-60.0%
Trade Services Lltd.	-	(7)	-	-	(7)	-

Total Net Income	133,817	152,628	14.1%	28,231	30,970	9.7%

The Bank’s improved annual financial performance also reflects the higher contribution of the subsidiaries, which in overall generated 15.5% of the Bank’s total net income during 2004, compared to a 14.0% in 2003. Subsidiaries posted net profits of Ch$23,655 million in 2004, an increase of 26.2% relative to the earlier year, mainly explained by the strong results recorded by the General Administrator of Funds, the Financial Advisory and the Stock Brokerage companies.

Net income from the General Administrator of Funds showed a significant annual increase of 53.6% mainly fueled by the 32.3% growth in average funds under management.

Notable performance of the Stock Brokerage subsidiary was mainly due to a higher stock trading volume during 2004. In addition, during 4Q04, important earnings were recorded as a result of their participation in the important auction on the Santiago Stock Exchange for a 20% stake of the Chile’s biggest brewer, Compañía Cervecerías Unidas SA (CCU), sold by the leading U.S. brewer Anheuser- Bush(BUD).

The Financial Advisory increase in net income during 2004 was mainly related to its participation in different syndicated loans and the materialization of the important acquisition transaction of the Montecarlo supermarket chain during 4Q04. In addition, Banchile Financial Advisory arranged and syndicated, jointly with four other Banks, a U$47 million long term loan granted to an important corporation of the telecommunications sector.

In 2004, the Factoring subsidiary once again showed a solid performance, registering a 7.7% increase in its net income compared to the prior year. In terms of total loans, this company reached near to Ch$124,500 million, figure which has more than doubled in the last two years.

On its part, the net income from the Insurance Brokerage Company registered a slight decline in 2004 mainly due to higher operating expenses associated to variable compensations and higher advertising and promotional campaigns disbursements.

As far as the Bank’s foreign branches are concerned, the lower results posted during 2004, as compared to those of the previous year, were mostly explained by the extraordinary earnings obtained from the sale of Latin American securities during the first half of 2003 and exceptional advisory and legal counseling related expenses incurred in the New York branch during 4Q04.

2004 Fourth Quarter and Year End Results

As compared to the previous year’s same quarter, the 9.7% higher net income attained during 4Q04 was largely the result of higher operating revenues which more than offset the increase in operating expenses and in provisions for loan losses.

In comparison to the 4Q03, the 4Q04 net income was impacted by additional personnel expenses related to the anticipated collective bargaining agreement and higher administrative costs, as well as, lower level of recoveries of loans previously charged-off and marked-to-market losses of derivative transactions.

NET FINANCIAL INCOME
Net Financial Income
(in millions of Chilean pesos)	2003	2004	% Change 2004/2003	4Q03	4Q04	% Change 4Q04/4Q03
Interest revenue	439,422	543,372	23.7%	62,480	127,035	103.3%
Interest expense	(209,340)	(214,900)	2.7%	(41,065)	(57,577)	40.2%
Foreign Exchange transactions, net	93,338	17,660	(81.1)%	59,420	24,131	(59.4)%

Net Financial Income	323,420	346,132	7.0%	80,835	93,589	15.8%

Avg. Int. earning assets	8,379,084	8,560,739	2.2%	8,390,292	8,740,016	4.2%
Net Financial Margin[1]	3.9%	4.0%	-	3.9%	4.3%	-

Net financial income totaled Ch$346,132 million for 2004, an increase of 7.0% compared to 2003, as a consequence of a 2.2% growth in average interest earning assets and a 10 basis point increase in net financial margin1.

The expansion in average interest earning assets was mainly led by the growth in consumer loans, mortgage loans financed by the Bank’s general borrowings, factoring contracts and commercial loans.

Net financial margin increased to 4.0% in 2004 from 3.9% in 2003 principally due to:

  A higher inflation rate, measured by the variation of the UF2 which was 1.05% in 2003 compared to 2.35% in 2004, which implied that during 2004 the Bank earned higher interest income on the portion of UF denominated interest earning assets financed by nominal interest bearing liabilities and by non-interest bearing liabilities.

  A favorable change in asset mix towards higher yielding loans and segments which implied a slight increase in lending spreads. In fact, annual loan expansion coming from high-income and lower-middle income individuals far exceeded the Bank’s total loan growth.

  A better funding mix, reflected in the improvement of the ratio of average interest bearing liabilities to average interest earning assets which declined to 71.1% in 2004 from 73.0% in 2003.

  The payment of three corporate loans that were provisioned, or previously charged-off, which implied the recognition of extraordinary interest revenue during the second half of 2004.

It is worth mentioning that the 4Q04 net financial margin was impacted by a negative repricing effect (since liabilities reprice faster than interest earning assets) as the Central Bank raised the monetary policy interest rate twice between September and December of 2004 from 1.75% to 2.25%. On the other hand, during 2003, the benchmark interest rate was maintained at 2.75% from February until December 11, 2003, date at which the rate was cut by 100 basis points to 1.75%, implying repricing benefits during 1Q04.

In terms of quarterly figures, net financial income increased by 15.8% during 4Q04 compared to 4Q03 as a result of a 40 basis point increase in net financial margin and a 4.2% expansion in average interest earning assets. The increase in net financial margin during 4Q04 mostly responded to the higher inflation rate recorded during that quarter in comparison to a negative figure registered in 4Q03 (0.2% versus -0.8%, respectively).

________________________
1	Net financial income divided by average interest earning assets.
2	The UF is an accounting unit which is linked to the Chilean CPI, and changes daily to reflect fluctuations in the index over the previous month.

2004 Fourth Quarter and Year End Results

INCOME FROM SERVICES, NET
Net Income from Services, by Company
(in millions of Chilean pesos)	2003	2004	% Change 2004/2003	4Q03	4Q04	% Change 4Q04/4Q03
Bank	59,693	77,888	30.5%	15,649	20,921	33.7%
Checking accounts and overdrafts	22,200	24,037	8.3%	6,073	6,262	3.1%
Sight accounts and A TM s	8,374	10,432	24.6%	2,118	2,867	35.4%
Credit cards	8,633	11,594	34.3%	2,785	3,124	12.2%
Insurance	6,595	10,881	65.0%	2,371	2,534	6,9%
Collection & payment of ss.	7,351	7,961	8.3%	1,945	2,204	13.3%
Credit lines	5,659	6,747	19.2%	1,503	1,753	16.6%
Others, net	881	6,236	607.8%	(1,146)	2,177	(290.0)%
General Adm. of Funds	13,784	19,227	39.5%	3,929	5,433	38.3%
Financial Advisory	1,405	2,531	80.1%	214	649	203.3%
Insurance Brokerage	3,001	3,355	11.8%	760	651	(14.3)%
Stock Brokerage	9,486	11,825	24.7%	3,338	4,512	35.2%
Factoring	750	584	(22.1)%	439	130	(70.4)%
Socofin	8,832	8,569	(3.0)%	2,561	2,216	(13.5)%
Securization	170	240	41.2%	132	85	(35.6)%
Promarket	0	4	-	0	1	-
Foreign Branches	1,130	2,619	131.8%	142	534	276.1%

Total Net Incom e from Services	98,251	126,842	29.1%	27,164	35,132	29.3%

Fee income increased by 29% in 2004 to a record of Ch$126,842 million, a highly significant contribution that improved the Bank’s profitability profile. This outstanding result in fee revenue generation was led by the Bank’s traditional banking products and by the subsidiaries’ business lines.

Regarding the subsidiaries’ business lines, the annual increase was mainly driven by mutual funds, insurance and stock brokerage related products. In addition, at the Bank, service revenues from insurance, credit cards, checking accounts and overdrafts, sight accounts and ATMs also recorded significant growth during 2004.

Higher fees coming from credit cards were mainly fostered by the Bank’s emphasis in increasing the number and usage of this product through different retail agreements, cobranding programs and product innovations such as the new smart chip technology Platinum Visa card. As a consequence, the number of credit cards increased by 10%, while the volume of transactions expanded by 14% during 2004. Demand deposit related fees were principally boosted by a net increase of 5.9% in checking accounts. Higher fee income from ATMs was largely explained by the 21% increase in the volume of transactions as a consequence of the 178 new ATMs opened by the Bank and by new strategic alliances agreed upon during 2004.

Commissions reported by the Mutual Fund subsidiary represented an annual increase of 39.5%, largely as a result of the 32.3% growth in average funds under management and a 33.4% expansion in the number of participants which climbed to 137,000 as of December

2004 Fourth Quarter and Year End Results

2004. It is worth mentioning that during the year 2004 this subsidiary further strengthened its leadership position through multiple initiatives such as the introduction of innovative funds and improving its service quality and selling abilities. In particular, during the year, its product grille incorporated guaranteed funds and new funds in dollars.

Fee income coming from the insurance business line, accounted for in the subsidiary and in the Bank, also registered a significant increase of 48.3% during 2004. This favorable result was closely tied to the cross-selling of insurance products in the Bank’s customer base, through its extensive network. In addition, during 2004, the Insurance Brokerage Company successfully introduced two new insurance products: “Banking Protection” and “Life Annuity” in order to increase its customer base by offering a broader line of product alternatives to its clients.

The fees coming from the Stock Brokerage subsidiary improved by 24.7% during 2004, as stock trading volumes grew by 52%. The 80% increase in income from services generated by the Financial Advisory subsidiary, was in response to an overall improved performance during 2004 as this company actively participated in bond placements, syndicated loan arrangements and mergers and acquisition processes within the Chilean market.

The Bank’s fee income for 4Q04 recorded the best figure of the full year 2004, reflecting a 29.3% rise compared to the same quarter last year. This increase was also led by the positive trend shown by the General Administrator of Funds, the Stock Brokerage and the Financial Advisory subsidiaries, as well as the traditional banking products, such as demand deposits, ATMs and credit cards and lease contracts.

It is worth mentioning that this source of income accounted for 27% of operating revenues during 2004, up from 23% a year ago. The ratio of fees over average loans grew to 1.9% in 2004 from 1.5% in 2003.

GAINS ON SALES OF FINANCIAL INSTRUMENTS, NET

Gains on sales of financial instruments for the year 2004 accounted for a loss of Ch$3,151 million compared to Ch$5,463 million gains in 2003. The decrease in this line responded mainly to: (i) earnings obtained from the sale of Argentinean corporate securities booked in the New York branch during 2003, (ii) marked to market losses recorded during 4Q04 related to a cross currency swap transaction and, (iii) losses associated to the sale of two loans in the manufacturing and retail sectors during 2004, effect that, at the bottom line level was totally offset by the related provision releases.

PROVISIONS

Provisions for loan losses amounted to Ch$73,512 million in 2004, a 19.3% increase compared to the prior period. The annual increase responded mainly to the 7.4% growth in loans and to the downgrading in the risk classification of certain corporate clients mainly concentrated in the construction sector.

However, provisions for loan losses represented approximately 1.11% of average loans in 2004, only a slight increase from the 0.96% in 2003. It is important to note that the increase in provisions and in charge-offs was partially offset by the almost 30% increase in loan loss recoveries, reaching a ratio of provision, net of recoveries, to average loans of 0.60% in 2004, against 0.55% in 2003.

In terms of unconsolidated figures the Bank reached a ratio of provisions, net of recoveries, of 0.64% as of December 2004, well below the system’s average of 0.83%.

2004 Fourth Quarter and Year End Results

Allowances and Provisions
(in millions of Chilean pesos)	2003	2004	% Change 2004/2003	4Q03	4Q04	% Change 4Q04/4Q03
Allowances
Allowances at the beginning of each period	223,678	183,938	(17.8)%	183,388	164,091	(10.5)%
Price-level restatement	(2,817)	(4,608)	63.6%	187	(1,123)	-
Charge-off	(98,535)	(99,100)	0.6%	(16,870)	(30,141)	78.7%
Provisions for loan losses established, net	61,612	73,512	19.3%	17,233	20,915	21.4%
Allowances at the end of each period	183,938	153,742	(16.4)%	183,938	153,742	(16.4)%

Provisions

Provisions	(61,612)	(73,512)	19.3%	(17,233)	(20,915)	21.4%

Ratios

Allowances / Total loans	2.87%	2.23%		2.87%	2.23%
Provisions, net / Avg. Loans	0.55%	0.60%		0.60%	0.79%
Provisions / Avg. Loans	0.96%	1.11%		1.07%	1.21%
Charge-offs / Avg. Loans	1.05%	1.74%		1.53%	1.49%
Recoveries / Avg. Loans	0.40%	0.51%		0.48%	0.41%

OTHER INCOME AND EXPENSES

Total Other Income and Expenses increased to Ch$22,435 million in 2004 from Ch$14,241 million in 2003 in response to the 29.6% increase in recoveries of loans previously charged-off and, to a lesser extent, to the losses in participation in earnings of equity investments in 2003 related to an affiliate that offers e-commerce services to corporate customers.

The 15% increase in other income and expenses in 4Q04, compared to 4Q03, was mainly due to lower non-operating expenses, which more than offset the decrease observed in recovery of loans previously charged-off and the negative figure registered during 4Q04 in participation in earnings equity related to an affiliate, owned together with other three Banks, that offers smart card related services.

OPERATING EXPENSES

Operating Expenses
(in millions of Chilean pesos)	2003	2004	% Change 2004/2003	4Q03	4Q04	% Change 4Q04/4Q03
Personnel salaries and expenses	(128,329)	(136,599)	6.4%	(37,132)	(40,132)	8.1%
Administrative and other expenses	(81,847)	(87,726)	7.2%	(19,373)	(25,561)	31.9%
Depreciation and amortization	(17,381)	(15,977)	(8.1)%	(3,922)	(4,154)	5.9%

Total operating expenses	(227,557)	(240,302)	5.6%	(60,427)	(69,847)	15.6%

Efficiency Ratio*	53.3%	51.2%	-	58.1%	57.6%	-
Efficiency Ratio**	49.2%	47.8%	-	54.3%	54.1%	-

*	Operating Expenses/Operating Revenues
**	Excludes Depreciation and Amortization

Total operating expenses reached Ch$240,302 million during 2004, an increase of 5.6% compared to 2003, justified by both higher personnel salaries and administrative expenses. Although expenses showed an annual increase, our efficiency ratio improved to a record low figure of 51.2% in 2004, compared to 53.3% in 2003, standing below the system’s average of 55.7% as of December 2004.

Personnel salaries and expenses increased by 6.4% during year 2004, primarily as a result of salary increases, higher performance-related incentive expenses and a headcount increase of 225 employees mainly to support the Bank’s and its subsidiaries business growth. In addition, during 4Q04 the Bank paid a one-time bonus related to the anticipated four-year collective bargaining agreement signed by Banco de Chile and the worker unions. It is worth mentioning that equal benefits were granted to the non-unionized workers.

The annual increase in administrative expenses can be explained by: (i) advertising expenses coming from the Bank and its subsidiaries, (ii) rental and maintenance expenses associated to the expansion of the Bank’s network of 178 ATMs and of the Credichile consumer division branch network, (iii) computer related expenses mainly related to new computer equipments and processes associated to the Neos project and, (iv) legal advisory expenses recorded in the New York branch.

Depreciation and amortization expenses declined by 8.1% during the year mainly related to lower depreciation of computer equipment, which more than offset the higher amortization expenses related to the Neos project.

The increase recorded in operating costs during 4Q04, compared to the previous quarters and to the year-earlier quarter, was mainly explained by the same factors mentioned in the above paragraphs as the annual expense increase was mainly concentrated in the last quarter of the year.

2004 Fourth Quarter and Year End Results

LOSS FROM PRICE- LEVEL RESTATEMENT

Loss from price-level restatement amounted to Ch$7,466 million in 2004 compared to Ch$4,137 million during the 2003, mainly due to the increase in the inflation rate used for adjustment purposes from 1.0% in 2003 to 2.5% in 2004.

INCOME TAXES

The Bank’s income taxes totaled Ch$18,349 million in 2004, compared to Ch$14,250 million in 2003. The annual increase in income taxes was mostly related to the higher income tax base in 2004 as a result of a 15.5% increase in net income before taxes and due to the increase in the statutory income tax rate from 16.5% in 2003 to 17% in 2004.

LOAN PORTFOLIO

As of December 31, 2004, the Bank’s loan portfolio, net of interbank loans, totaled Ch$6,873,713 million, representing an annual expansion of 7.4% and a quarterly increase of 3.4%, figure that reflects an important recovery in the pace of loan growth compared to the previous quarters and to the system as an average.

The annual and quarterly growths were mainly boosted by other outstanding loans and commercial loans, followed by contingent loans, all fostered by improved economic conditions. Consumer loans and lease contracts also showed strong momentum, increasing by 14.7% and 24.7%, during the last twelve-months, respectively.

The expansion of other outstanding loans mainly reflects the Bank’s emphasis on higher yielding loans such as residential mortgage loans financed by the Bank’s general borrowings, which are accounted for in this line, instead of mortgage loans financed by mortgage bonds. In addition, the factoring contracts, also accounted as other outstanding loans, registered an outstanding 46% volume growth during 4Q04.

Regarding foreign trade loans, its annual and quarterly contraction was partly influenced by the reduction in the exchange rate of 6.6% and 7.8%, respectively.

Loan Portfolio
(in millions of Chilean pesos)	Dec-03	Sep-04	Dec-04	% Change 12-months	% Change 4Q04/3Q04
Commercial Loans	2,708,178	2,697,395	2,867,288	5.9%	6.3%
Mortgage Loans [1]	1,156,231	942,767	819,882	(29.1)%	(13.0)%
Consumer Loans	603,402	680,930	691,851	14.7%	1.6%
Foreign trade Loans	674,737	646,115	599,051	(11.2)%	(7.3)%
Contingent Loans	419,852	510,386	530,901	26.4%	4.0%
Others Outstanding Loans 2 3	452,018	738,811	936,202	107.1%	26.7%
Leasing Contracts	275,680	330,917	343,853	24.7%	3.9%
Past-due Loans	108,141	97,919	84,685	(21.7)%	(13.5)%
Total Loans, net	6,398,239	6,645,240	6,873,713	7.4%	3.4%
Interbank Loans	13,554	40,678	15,198	12.1%	(62.6)%

Total Loans	6,411,793	6,685,918	6,888,911	7.4%	3.0%

1	Mortgage loans financed by mortgage bonds.
2	Includes mortgage loans financed by the Bank’s general borrowings (Ch$725,396 million) and factoring contracts (Ch$197,365 million).
3

According to the new guidelines dictated by the Superintendency of Banks, credit lines and overdrafts accounted as other outstanding loans were reclassified as consumer loans and commercial loans in 2004. The information for the prior periods was reclassified for comparative purposes.

2004 Fourth Quarter and Year End Results

In terms of segments, the annual expansion was principally fueled by individuals and, to a lesser extent, by middle market companies, segments that increased by 16.2% and 6.0% respectively during 2004. However, during 4Q04 loan activity showed a positive increase in all business segments, observing an important expansion in large corporations, which increased by 3.5% during the quarter, mainly in commercial loans.

The successful performance recorded by individual banking was positively impacted by the low interest rate and higher economic growth during 2004, which pushed the demand for consumer and residential mortgage loans. In addition, the Bank’s focus to increase lower-income retail volumes through the launch of the new brand “Banco Credichile”, together with important sales efforts and promotional campaigns allowed the expansion of this segment which provides an attractive profitability level.

In order to obtain additional growth in residential mortgage loans, the Bank strengthened its mortgage loan unit and developed a new and convenient mortgage loan based on a combined interest rate (Mutuo Hipotecario con Tasa Mixta). Accordingly, residential mortgage loans, in overall terms, showed a strong expansion of 21% during the year, thus reaching a market share of 14.8% as of December 2004.

Past Due Loans
(in millions of Chilean pesos)	Dec-03	Sep-04	Dec-04	% Change 12-months	% Change 4Q04/3Q04
Commercial loans	93,227	82,409	68,387	(26.6)%	(17.0)%
Consumer loans	3,454	3,594	3,693	6.9%	2.8%
Residential mortgage loans	11,460	11 ,916	12,605	10.0%	5.8%

Total Past Due Loans	108,141	97,919	84,685	(21.7)%	(13.5)%

Past due loans dropped to Ch$84,685 million as of December 2004, a 21.7% annual contraction and a 13.5% quarterly decrease, mainly concentrated in commercial loans. This contraction implied an improvement in the past-due to total loan ratio, which reached 1.23% in December 2004 from 1.46% in September 2004 or 1.69% in December 2003. It is worth noting that beside the improved credit process and the more effective collection procedure, reflected in higher recoveries, the reduction in past-due loans also responded to the stringent charge-off policy carried by the Bank which, in turn, has implied an increase in the ratio of charge-offs to average loans to 1.74% in 2004 from 1.05% in 2003.

2004 Fourth Quarter and Year End Results

FUNDING

Funding
(in millions of Chilean pesos)	Dec-03	Sep-04	Dec-04	% Change 12-months	% Change 4Q04/3Q04
Non-interest Bearing Liabilities
Current Accounts	1,258,574	1,306,920	1,424,569	13.2%	9.0%
Bankers drafts and other deposits	680,037	812,544	697,476	2.6%	(14.2)%
Other Liabilities	686,248	956,797	826,782	20.5%	(13.6)%
Total	2,624,859	3,076,261	2,948,827	12.3%	(4.1)%
Interest Bearing Liabilities
Savings & Time Deposits	3,508,098	3,571,939	3,663,682	4.4%	2.6%
Central Bank Borrowings	28,578	2,643	109,573	283.4%	4,045.8%
Repurchase agreements	437,410	454,264	349,086	(20.2)%	(23.2)%
Mortgage Finance Bonds	1,039,813	912,429	788,888	(24.1)%	(13.5)%
Subordinated Bonds	277,977	268,781	266,304	(4.2)%	(0.9)%
Other Bonds	3,205	180,109	181,515	5,563.5%	0.8%
Borrowings from Domestic Financ. Inst.	51,129	48,375	26,399	(48.4)%	(45.4)%
Foreign Borrowings	735,918	448,321	595,548	(19.1)%	32.8%
Other Obligations	61,090	46,531	44,847	(26.6)%	(3.6)%
Total	6,143,218	5,933,392	6,025,842	(1.9)%	1.6%

Total Liabilities	8,768,077	9,009,653	8,974,669	2.4%	(0.4)%

Total liabilities increased by 2.4% during the last twelve-months ending December 31, 2004 as the 12.3% increase in non-interest bearing liabilities more than offset the 1.9% decrease in interest bearing liabilities.

The annual increase in non-interest bearing liabilities was mainly driven by the 13.2% growth in current account balances, clearly reflecting the Bank’s focus in expanding its client base through improving and offering new customer service proposals. The number of checking accounts increased by 5.9%, during 2004, mainly in the individual segment, reaching more than 399 thousand accounts. On the other hand, other liabilities also increased importantly during the year as a consequence of higher balances in contingent obligations as a response to contingent loan expansion in the year.

The 1.9% Y-o-Y decrease in interest bearing liabilities was principally due to the 24% decrease in mortgage finance bonds and the 19% drop in foreign borrowings. However, the mentioned decreases were partially offset by the significant growth in other bonds as the Bank issued, during 3Q04, a three series bonds for a total amount of approximately US$285 million, in order to support the expected loan growth, and reduce the market risk exposure, in line with the Bank’s asset/liabilities management policies.

During 4Q04 the 4.1% decline in non-interest bearing liabilities was partially offset by the 1.6% increase in interest bearing liabilities mainly due to an expansion in savings accounts, foreign borrowings and a specific increase in the Central Bank borrowings balance. Its is worth noting that checking account balances has continued to increase despite the decision of the Central Bank of twice raising the short-term reference interest rate for monetary policy by 50 basis points between September and December 2004, to 2.25%.

In terms of funding structure, the ratio of average interest bearing liabilities to average interest earning assets improved to 71.1% in 2004 from 73.0% in 2003.

INVESTMENT PORTFOLIO

As of December 2004, the Bank’s investment portfolio totaled Ch$1,607,273 million, a 10.7% and 18.2% decrease compared to September 2004 and December 2003, respectively. The quarterly drop in the investment portfolio has been mainly driven by short term Central Bank securities, while the annual decline reveals a contraction not only in Central Bank securities but also in investments in Chilean financial institutions and in foreign countries as a result of the decrease in the exchange rate. As we already said in the previous release, the Bank’s bonds issuance during 3Q04 implied the substitution of short-term liabilities by long-term liabilities, thus improving liquidity which has allowed the Bank to reduce its lower yielding short-term assets (investments).

In terms of composition, during 4Q04 the Bank continued to reduce the duration of its investment portfolio, anticipating the expected increases in interest rates.

As of December 31, 2004, the investment portfolio was comprised principally by:

2004 Fourth Quarter and Year End Results

SHAREHOLDERS’ EQUITY

As of December 31, 2004, the Bank’s Shareholder Equity totaled Ch$674,533 million (US$1,205 million), a 5.4% decrease compared to 2003, as a consequence of a 67.9% decrease in reserves which more than offset the 14.1% increase in net income during the last twelve-months.

The drop in reserves was the result of the Bank’s tender offer for the repurchase of common stocks (2.5% of the total capital), as the value of the 1,701,994,590 repurchased shares which amounted to Ch$52,762 million were deducted from the basic capital, an obligation as the shares were held by the Bank.

At the end of December 2004, on a consolidated basis, Total Capital to Risk-Adjusted Assets (BIS ratio) was 11.7%, and Basic Capital to Total Assets was 5.37%, both well above the minimum requirements applicable to Banco de Chile of 10% and 3%, respectively.

Shareholders' Equity
(in million of Chilean pesos)	Dec. 03	Sept. 04	Dec. 04	% Change 12- months
Paid in share capital	494,567	494,567	494,567	0.0%
Reserves	80,709	25,965	25,907	(67.9)%
Accumulated adjustment for translation differences [3]	3,695	3,833	1,354	(63.4)%
Unrealized gain (loss) on permanent financial invest.[4]	280	123	77	(72.5)%
Net Income	133,817	122,388	152,628	14.1%

Total Shareholders' equity	713,068	646,876	674,533	(5.4)%

[3]	Represents the effect of the variation in the exchange rate on investments abroad that exceed the restatement of these investments according to the change in the consumer price index.
[4]
Financial investments traded on a secondary market are shown adjusted to market value, following specific instructions from the Superintendency of Banks and Financial Institutions. These instructions state that such adjustments should be recognized against income, except in the case of the permanent portfolio, when an equity account, “Unrealized gains (losses) on permanent financial investments”, may be directly charged or credited.

Regulatory matters in US branches

Targeted examination at the US branches

On January 21st 2005, the Bank informed the markets that the Office of the Comptroller of the Currency (OCC) was conducting a targeted examination of the New York Branch of Banco de Chile to determine the Bank’s compliance with U.S. Bank Secrecy Act and anti-money laundering requirements with respect to certain accounts of that Branch and, simultaneously, the Federal Reserve Bank of Atlanta was conducting a similar review with respect to certain accounts of the Bank’s Miami Branch. The Bank said that the ongoing examinations are likely to result in supervisory actions by the OCC and the Federal Reserve Bank of Atlanta, although the nature and extent of such actions cannot yet be determined.

Consent Order from the Office of the Comptroller of the Currency regarding the New York Branch activities.

The Bank and its New York Branch entered into a Stipulation and Consent agreement to the issuance of a Consent Order by the Office of the Comptroller of the Currency (OCC), in connection with the Bank Secrecy Act (“BSA”) and Anti-Money Laundering compliance of the New York Branch. The Consent Order became effective on February 1st, 2005.

In accordance with this order, the Bank and the New York Branch shall adopt several immediate actions and, within the next 90 days, shall prepare and present an action plan constituting a review of the skills of the Branch´s staff to conduct an effective compliance program. The action plan will include the following contents: a book and records program, specifically regarding the necessary information required to assure compliance with the US Bank Secrecy Act; an Employee Standards Program; an Internal Control Program that shall include additional controls to high risk accounts and accounts of politically exposed persons, and that ensures the identification of all parties involved in any transaction of the Branch; a Bank Secrecy Act Program; a Bank Secrecy Act Audit Function Program; and a Suspicious Activity Report Program. This program will subsequently be submitted to the OCC for consideration. Finally, according to the Consent Order, the Bank shall establish a Compliance Department at the New York Branch, shall not perform any transaction with certain persons or any entity related to those persons, and shall create a reporting committee responsible for ensuring that the corrective actions are put in place.

Board of Governors of the Federal Reserve System issues a Cease and Desist Order regarding the Miami Branch activities.

On February 1st, 2005 the Board of Governors of the Federal Reserve System issued a Cease and Desist Order against Banco de Chile and its Miami Branch. The order states that the Bank and its Branch are taking steps to address deficiencies relating to compliance with applicable federal laws, rules, and regulations relating to anti-money laundering policies and procedures. The Bank and the Miami Branch consented to the issuance of this Order. In accordance with the order, within the next 90 days, the Bank and the Miami Branch shall submit to the Federal Reserve Bank of Atlanta a written Anti-Money Laundering program designed to ensure the Miami Branch’s compliance with all applicable provisions of the Bank Secrecy Act. The program shall include enhanced internal controls, and shall be managed by a qualified compliance officer. Additionally, the following documents shall be submitted to the Federal Reserve Bank of Atlanta: a Suspicious Activity Reporting and Customer Due Diligence program; a program to ensure compliance with the regulations of the U.S. Office of Foreign Assets Control (OFAC); a coordination plan to share information between the Miami and the New York branches; a complete a review of all the accounts related to senior foreign political figures; and a written policy and procedures that govern the conduct of Branch personnel in all regulatory matters.

Comments by the Bank

The Bank is fully cooperating with the US authorities and has already taken actions to correct the identified weaknesses. Independent consultants are working with the Bank in order to enhance internal controls.

2004 Fourth Quarter and Year End Results

BANCO DE CHILE CONSOLIDATED STATEMENTS OF INCOME (Under Chilean GAAP) (Expressed in millions of constant Chilean pesos (MCh$) as of December 31, 2004 and millions of US dollars (MUS$))

Q u a r t e r s				% Change					% Change

4Q03 MCh$	3Q04 MCh$	4Q04 MCh$	4Q04 MUS$	4Q04-4Q03	4Q04-3Q04	Dec03 MCh$	Dec04 MCh$	Dec04 MUS$	Dec 04-Dec 03
Interest revenue and expense
Interest revenue	62,480	140,505	127,035	226.9	103.3%	(9.6) %	439,422	543,372	970.6	23.7%
Interest expense	(41,065)	(62,515)	(57,577)	(102.8)	40.2%	(7.9) %	(209,340)	(214,900)	(383.9)	2.7%
Net interest revenue	21,415	77,990	69,458	124.1	224.3%	(10.9) %	230,082	328,472	586.7	42.8%

Income from services, net
Income from fees and other services	40,620	43,983	45,638	81.5	12.4%	3.8%	140,518	166,704	297.8	18.6%
Other services expenses	(13,456)	(10,055)	(10,506)	(18.8)	(21.9) %	4.5%	(42,267)	(39,862)	(71.2)	(5.7) %
Income from services, net	27,164	33,928	35,132	62.7	29.3%	3.5%	98,251	126,842	226.6	29.1%

Other operating income, net
Gains on financial instruments, net	(3,932)	(2,275)	(7,363)	(13.2)	87.3%	223.6%	5,463	(3,151)	(5.6)	n/a
Foreign exchange transactions, net	59,420	11,357	24,131	43.1	(59.4) %	112.5%	93,338	17,660	31.5	(81.1) %
Total other operating income, net	55,488	9,082	16,768	29.9	(69.8) %	84.6%	98,801	14,509	25.9	(85.3) %

Operating Revenues	104,067	121,000	121,358	216.7	16.6%	0.3%	427,134	469,823	839.2	10.0%

Provision for loan losses	(17,233)	(19,596)	(20,915)	(37.4)	21.4%	6.7%	(61,612)	(73,512)	(131.3)	19.3%
Other income and expenses
Recovery of loans previously charged-off	7,664	12,418	7,163	12.8	(6.5) %	(42.3) %	26,026	33,736	60.3	29.6%
Non-operating income	1,529	919	1,423	2.6	(6.9) %	54.8%	5,429	4,821	8.6	(11.2) %
Non-operating expenses	(5,451)	(5,851)	(3,189)	(5.6)	(41.5) %	(45.5) %	(15,963)	(16,558)	(29.7)	3.7%
Participation in earnings of equity investments	861	367	(102)	(0.2)	n/a	n/a	(1,251)	436	0.8	n/a
Total other income and expenses	4,603	7,853	5,295	9.6	15.0%	(32.6) %	14,241	22,435	40.0	57.5%

Operating expenses
Personnel salaries and expenses	(37,132)	(33,381)	(40,132)	(71.7)	8.1%	20.2%	(128,329)	(136,599)	(244.0)	6.4%
Administrative and other expenses	(19,373)	(22,537)	(25,561)	(45.7)	31.9%	13.4%	(81,847)	(87,726)	(156.7)	7.2%
Depreciation and amortization	(3,922)	(4,212)	(4,154)	(7.4)	5.9%	(1.4) %	(17,381)	(15,977)	(28.5)	(8.1) %
Total operating expenses	(60,427)	(60,130)	(69,847)	(124.8)	15.6%	16.2%	(227,557)	(240,302)	(429.2)	5.6%

Loss from price-level restatement	626	(3,685)	(1,894)	(3.4)	n/a	(48.6) %	(4,137)	(7,466)	(13.3)	80.5%
Minority interest in consolidated subsidiaries	(1)	0	0	0.0	n/a	n/a	(2)	(1)	0.0	(50.0) %

Income before income taxes	31,635	45,442	33,997	60.7	7.5%	(25.2) %	148,067	170,977	305.4	15.5%

Income taxes	(3,404)	(5,929)	(3,027)	(5.4)	(11.1) %	(48.9) %	(14,250)	(18,349)	(32.8)	28.8%

Net income	28,231	39,513	30,970	55.3	9.7%	(21.6) %	133,817	152,628	272.6	14.1%

The results have been prepared in accordance with Chilean GAAP on an unaudited, consolidated basis. All figures are expressed in constant Chilean pesos as of December 31, 2004, unless otherwise stated. Therefore, all growth rates are in real terms.
All figures expressed in US dollars (except earnings per ADR) were converted using the exchange rate of Ch$599.83 for US$1.00 as of December 31, 2004. Earnings per ADR were calculated considering the nominal net income and, the exchange rate and the number of shares existing at the end of each period.

2004 Fourth Quarter and Year End Results

BANCO DE CHILE CONSOLIDATED BALANCE SHEETS (Under Chilean GAAP) (Expressed in millions of constant Chilean pesos (MCh$) as of December 31, 2004 and millions of US dollars (MUS$))

ASSETS	Dec 02 MCh$	Dec 03 MCh$	Sep 04 MCh$	Dec 04 MCh$	Dec 04 MUS$	% C h a n g e
						Dec 04- Sep 04	Dec 04- Dec 03
Cash and due from banks
Noninterest bearing	618,772	660,180	596,548	539,637	963.9	(9.5%)	(18.3%)
Interbank bearing	81,495	218,075	126,061	350,979	626.9	178.4%	60.9%
Total cash and due from banks	700,267	878,255	722,609	890,616	1,590.8	23.3%	1.4%

Financial investments
Government securities	899,996	1,035,505	1,042,714	913,656	1,632.0	(12.4%)	(11.8%)
Investments purchase under agreements to resell	33,311	30,402	42,972	26,310	47.0	(38.8%)	(13.5%)
Investment collateral under agreements to repurchase	286,202	428,381	443,165	347,182	620.2	(21.7%)	(19.0%)
Other investments	435,752	469,944	270,671	320,125	571.8	18.3%	(31.9%)
Total financial investments	1,655,261	1,964,232	1,799,522	1,607,273	2,871.0	(10.7%)	(18.2%)

Loans, Net
Commercial loans	2,711,533	2,708,178	2,697,395	2,867,288	5,121.7	6.3%	5.9%
Consumer loans	544,014	603,402	680,930	691,851	1,235.8	1.6%	14.7%
Mortgage loans	1,229,122	1,156,231	942,767	819,882	1,464.5	(13.0%)	(29.1%)
Foreign trade loans	633,232	674,737	646,115	599,051	1,070.1	(7.3%)	(11.2%)
Interbank loans	56,750	13,554	40,678	15,198	27.1	(62.6%)	12.1%
Lease contracts	257,874	275,680	330,917	343,853	614.2	3.9%	24.7%
Other outstanding loans	400,932	452,018	738,811	936,202	1,672.3	26.7%	107.1%
Past due loans	150,046	108,141	97,919	84,685	151.3	(13.5%)	(21.7%)
Contingent loans	395,224	419,852	510,386	530,901	948.3	4.0%	26.4%
Total loans	6,378,727	6,411,793	6,685,918	6,888,911	12,305.3	3.0%	7.4%
Allowances	(223,678)	(183,938)	(164,091)	(153,742)	(274.6)	(6.3%)	(16.4%)
Total loans, net	6,155,049	6,227,855	6,521,827	6,735,169	12,030.7	3.3%	8.1%

Other assets
Assets received in lieu of payment	19,667	16,018	16,451	16,130	28.8	(2.0%)	0.7%
Bank premises and equipment	144,255	130,949	132,401	132,670	237.0	0.2%	1.3%
Investments in other companies	4,945	5,428	5,531	5,412	9.7	(2.2%)	(0.3%)
Other	215,438	258,413	458,189	261,933	467.9	(42.8%)	1.4%
Total other assets	384,305	410,808	612,572	416,145	743.4	(32.1%)	1.3%
Total assets	8,894,882	9,481,150	9,656,530	9,649,203	17,235.9	(0.1%)	1.8%

2004 Fourth Quarter and Year End Results

BANCO DE CHILE CONSOLIDATED BALANCE SHEETS (Under Chilean GAAP) (Expressed in millions of constant Chilean pesos (MCh$) as of December 31, 2004 and millions of US dollars (MUS$))

LIABILITIES & SHAREHOLDERS' EQUITY	Dec 02 MCh$	Dec 03 MCh$	Sep 04 MCh$	Dec 04 MCh$	Dec 04 MUS$	% C h a n g e
						Dec 04- Sep 04	Dec 04- Dec 03
Deposits
Current accounts	1,109,977	1,258,574	1,306,920	1,424,569	2,544.6	9.0%	13.2%
Bankers drafts and other deposits	588,676	680,037	812,544	697,476	1,245.9	(14.2%)	2.6%
Saving accounts and time deposits	3,620,736	3,508,098	3,571,939	3,663,682	6,544.3	2.6%	4.4%
Total deposits	5,319,389	5,446,709	5,691,403	5,785,727	10,334.8	1.7%	6.2%

Borrowings
Central Bank borrowings	3,896	28,578	2,643	109,573	195.7	4045.8%	283.4%
Securities sold under agreements to repurchase	286,428	437,410	454,264	349,086	623.6	(23.2%)	(20.2%)
Mortgage finance bonds	1,122,253	1,039,813	912,429	788,888	1,409.2	(13.5%)	(24.1%)
Other bonds	4,755	3,205	180,109	181,515	324.2	0.8%	5563.5%
Subordinated bonds	287,441	277,977	268,781	266,304	475.7	(0.9%)	(4.2%)
Borrowings from domestic financial institutions	52,268	51,129	48,375	26,399	47.2	(45.4%)	(48.4%)
Foreign borrowings	528,334	735,918	448,321	595,548	1,063.8	32.8%	(19.1%)
Other obligations	79,476	61,090	46,531	44,847	80.1	(3.6%)	(26.6%)
Total borrowings	2,364,851	2,635,120	2,361,453	2,362,160	4,219.5	0.0%	(10.4%)

Other liabilities
Contingent liabilities	394,422	419,879	513,137	532,172	950.5	3.7%	26.7%
Other	176,195	266,369	443,660	294,610	526.2	(33.6%)	10.6%
Total other liabilities	570,617	686,248	956,797	826,782	1,476.7	(13.6%)	20.5%

Minority interest in consolidated subsidiaries	3	5	1	1	0.0	0.0%	(80.0%)

Shareholders' equity
Capital and Reserves	585,532	579,251	524,488	521,905	932.3	(0.5%)	(9.9%)
Net income for the year	54,490	133,817	122,388	152,628	272.6	24.7%	14.1%
Total shareholders' equity	640,022	713,068	646,876	674,533	1,204.9	4.3%	(5.4%)
Total liabilities & shareholders' equity	8,894,882	9,481,150	9,656,530	9,649,203	17,235.9	(0.1%)	1.8%

2004 Fourth Quarter and Year End Results

BANCO DE CHILE SELECTED CONSOLIDATED FINANCIAL STATEMENTS

Quarters			Year ended
4Q03	3Q04	4Q04	Dec 03	Dec 04
Earnings per Share
Net income per Share (Ch$) (1)	0.41	0.60	0.47	1.97	2.30
Net income per ADS (Ch$) (1)	248.80	357.16	279.94	1,179.35	1,379.63
Net income per ADS (US$) (2)	0.42	0.59	0.50	1.97	2.46
Book value per Share (Ch$) (1)	10.48	9.75	10.16	10.48	10.16
Shares outstanding (Millions)	68,080	66,378	66,378	68,080	66,378

Profitability Ratios (3)(4)
Net Interest Margin	1.02%	3.57%	3.18%	2.75%	3.84%
Net Financial Margin	3.85%	4.09%	4.28%	3.86%	4.04%
Fees / Avg. Interest Earnings Assets	1.30%	1.55%	1.61%	1.17%	1.48%
Other Operating Revenues / Avg. Interest Earnings Assets	2.65%	0.42%	0.77%	1.18%	0.17%
Operating Revenues / Avg. Interest Earnings Assets	4.96%	5.54%	5.55%	5.10%	5.49%
Return on Average Total Assets	1.19%	1.63%	1.26%	1.45%	1.59%
Return on Average Shareholders' Equity	16.03%	24.94%	18.65%	20.01%	23.56%

Capital Ratios
Shareholders Equity / Total Assets	7.52%	6.70%	6.99%	7.52%	6.99%
Basic capital / total assets	6.08%	5.39%	5.37%	6.08%	5.37%
Basic Capital / Risk-Adjusted Assets	9.20%	8.04%	7.81%	9.20%	7.81%
Total Capital / Risk-Adjusted Assets	13.22%	12.06%	11.67%	13.22%	11.67%

Credit Quality Ratios
Past Due Loans / Total Loans	1.69%	1.46%	1.23%	1.69%	1.23%
Allowance for loan losses / past due loans	170.09%	167.58%	181.55%	170.09%	181.55%
Allowance for Loans Losses / Total Loans	2.87%	2.45%	2.23%	2.87%	2.23%
Provision for Loan Losses / Avg.Loans (4)	1.07%	1.16%	1.21%	0.96%	1.11%

Operating and Productivity Ratios
Operating Expenses / Operating Revenue	58.07%	49.69%	57.55%	53.28%	51.15%
Operating Expenses / Average Total Assets (3)	2.56%	2.48%	2.85%	2.46%	2.50%
Loans per employee (million Ch$) (1)	702	721	736	702	736

Average Balance Sheet Data (1)(3)
Avg. Interest Earnings Assets (million Ch$)	8,390,292	8,736,101	8,740,016	8,379,084	8,560,739
Avg. Assets (million Ch$)	9,449,752	9,693,554	9,797,246	9,259,720	9,601,226
Avg. Shareholders Equity (million Ch$)	704,632	633,636	664,311	668,695	647,925
Avg. Loans	6,428,732	6,739,225	6,920,222	6,432,373	6,629,807
Avg. Interest Bearing Liabilities (million Ch$)	6,080,594	6,222,721	6,048,525	6,112,917	6,087,927

Other Data
Inflation Rate	-0.78%	0.66%	0.17%	1.07%	2.43%
Exchange rate (Ch$)	599.42	606.96	559.83	599.42	559.83
Employees	9,130	9,271	9,365	9,130	9,365
Notes
(1)	These figures were expressed in constant Chilean pesos as of December 31, 2004.
(2)	These figures were calculated considering the nominal net income, the shares outstanding and the exchange rates existing at the end of each period.
(3)	The ratios were calculated as an average of daily balances.
(4)	Annualized data.

2004 Fourth Quarter and Year End Results

CONTACTS:	Ricardo Morales
(56-2) 637 3519
rmorales@bancochile.cl

Jacqueline Barrio
(56-2) 637 2938
jbarrio@bancochile.cl

FORWARD-LOOKING INFORMATION

The information contained herein incorporates by reference statements which constitute ‘‘forward-looking statements,’’ in that they include statements regarding the intent, belief or current expectations of our directors and officers with respect to our future operating performance. Such statements include any forecasts, projections and descriptions of anticipated cost savings or other synergies. You should be aware that any such forward-looking statements are not guarantees of future performance and may involve risks and uncertainties, and that actual results may differ from those set forth in the forward-looking statements as a result of various factors (including, without limitations, the actions of competitors, future global economic conditions, market conditions, foreign exchange rates, and operating and financial risks related to managing growth and integrating acquired businesses), many of which are beyond our control. The occurrence of any such factors not currently expected by us would significantly alter the results set forth in these statements.

Factors that could cause actual results to differ materially and adversely include, but are not limited to:
  changes in general economic, business or political or other conditions in Chile or changes in general economic or business conditions in Latin America;
  changes in capital markets in general that may affect policies or attitudes toward lending to Chile or Chilean companies;
  unexpected developments in certain existing litigation;
  increased costs;
  unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms; and

You should not place undue reliance on such statements, which speak only as of the date that they were made. Our independent public accountants have not examined or compiled the forward-looking statements and, accordingly, do not provide any assurance with respect to such statements. These cautionary statements should be considered in connection with any written or oral forward-looking statements that we may issue in the future. We do not undertake any obligation to release publicly any revisions to such forward-looking statements after completion of this offering to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 3, 2005

Banco de Chile

By:	/S/ Pablo Granifo L.
By: Pablo Granifo Lavin Chief Executive Officer